Mail Stop 4561

November 29, 2006

Cristobal Conde
President and Chief Executive Officer
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087

> **Re: SunGard Data Systems Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 001-12989**

Dear Mr. Conde:

        We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

                                            Sincerely,

                                            Stephen Krikorian
                                            Accounting Branch Chief